P.E.
12/31/01

02045018

TOTAL NUMBER OF SEQUENTIAL PAGES 58
EXHIBIT INDEX ON SEQUENTIAL PAGE NUMBER 3

RECD S.E.C.
JUL 1 1 2002
1086

File No:333-40702

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the twelve-month period ending December 31, 2001.

PROCESSED
JUL 1 6 2002
THOMSON
FINANCIAL

COCA-COLA EMBONOR S.A.
(translation of registrant's name into English)

Avenida Apoquindo 3721, Piso 10
Las Condes, Santiago, Chile
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of form 20-F or 40-F:

Form 20-F x - Form 40-F ____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g 3-2(b) under the Securities Exchange Act of 1934:

Yes_ No x

BM

ITEM 1. **Filing of financial results with the Superintendencia de Valores y Seguros.**

On March 27, 2002, Registrant filed with the Superintendencia de Valores y Seguros, Santiago, Chile, its *Ficha Estadistica Codificada Uniforme* containing its results of financial operations for the period ended December 31, 2001.
Registrant has caused an English translation of such filing to be prepared, a copy of which is annexed hereto as Exhibit 99.1

ITEM 2. **Exhibits**

Exhibit No.	Description	Page Number
99.1	Translation of *Ficha Estadistica Codificada Uniforme*	-5-

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COCA-COLA EMBONOR S.A.
(Registrant)

Date: May 29, 2002.

By:

Roger Ford
Chief Financial Officer

Coca-Cola Embonor S.A and Subsidiaries
Consolidated General Balance Sheets
as of December 31,

Assets	2001	2000
Current Assets	**TCH$**	**TCH$**
Cash	6.652.191	3.578.362
Time deposits	16.892.092	569.506
Marketable securities (net)	4.063.931	288.787
Sales receivables (net)	14.598.031	13.743.841
Documents receivables (net)	7.865.508	8.785.896
Sundry receivables (net)	2.422.514	3.302.396
Documents and accounts receivable from related companies	479.698	317.521
Inventory (net)	10.193.896	9.988.324
Recoverable taxes	5.985.105	8.689.746
Prepaid taxes	4.734.551	2.603.181
Deferred taxes	477.095	-
Other current assets	4.223.720	3.225.878
Total current assets	**78.588.332**	**55.093.438**
Property, Plant and Equipment		
Land	12.965.847	12.391.638
Construction and infrastructure	45.437.633	44.339.067
Machinery and equipment	117.130.721	111.192.635
Other fixed assets	132.509.877	114.514.209
Higher value in technical reappraisal of property, plant and equipment	1.811.147	1.816.854
Depreciation (less)	(139.450.949)	(118.703.875)
Total property, plant and equipment	**170.404.276**	**165.381.309**
Other assets		
Investment in related companies	1.608.160	1.889.422
Investment in other companies	110.742	100.118
Goodwill	296.190.154	305.212.602
Long-term receivables	223.819	268.181
Intangibles	21.180.587	19.157.274
Amortization (less)	(4.947.987)	(3.519.121)
Other	7.210.106	8.374.466
Total other assets	**321.575.581**	**331.482.942**
Total assets	**570.568.189**	**551.957.689**

Coca-Cola Embonor S.A and Subsidiaries
Consolidated General Balance Sheets
as of December 31,

	2001 TCH$	2000 TCH$
Liabilities		
Current liabilities		
Short-term bank debt	-	3.045
Current portion of long-term bank liabilities	14.635.551	815.485
Bonds - short-term portion	4.984.089	4.825.900
Accounts payable	15.016.504	13.015.446
Documents payable	1.785.677	1.403.950
Sundry payable	1.805.839	2.226.574
Documents and accounts payable to related companies	8.264.667	4.018.858
Provisions	6.296.054	6.851.138
Withholdings	6.031.182	5.969.638
Income tax	-	35.733
Deferred tax	-	143.739
Other current liabilities	114.627	-
Total current liabilities	**58.934.190**	**39.309.506**
Long-term liabilities		
Bank debt	42.643.071	56.266.693
Long-term bonds	169.687.073	160.181.436
Long-term provisions	1.719.277	3.581.620
Long-term deferred taxes	8.775.475	5.696.668
Other long-term liabilities	7.537.005	4.970.555
Total long-term liabilities	**230.361.901**	**230.696.972**
Minority Interest	**49.421.036**	**44.959.073**
Equity		
Paid-in capital	217.054.962	217.054.962
Premium on the sale of treasury stock	20.256.946	20.256.946
Other reserves	4.308.479	1.000.110
Retained earnings	(9.769.325)	(1.319.880)
Accrued profit	-	12.070.735
Accrued loss (less)	(1.319.880)	-
Fiscal year profit (loss)	(8.449.445)	(13.390.615)
Total equity	**231.851.062**	**236.992.138**
Total liabilities and equity	**570.568.189**	**551.957.689**

The attached notes 1 to 38 form an
integral part of these financial statements

Coca-Cola Embonor S.A. and Subsidiaries
Consolidated Statements of Income
for the years ending December 31,

	2001 TCH$	2000 TCH$
Operating Income (loss)		
Operating revenue	231.197.380	230.965.482
Operating costs (less)	(136.764.318)	(138.171.534)
Operating margin	**94.433.062**	**92.793.948**
Selling and Administration Expenses	(69.755.093)	(73.381.188)
Operating income (loss)	**24.677.969**	**19.412.760**
Non-operating Income (loss)		
Financial income	1.269.100	3.382.436
Other non-operating income	5.947.764	9.963.057
Loss on investment in related companies (less)	(323.950)	(193.155)
Goodwill amortization (less)	(17.209.144)	(16.619.017)
Financial expenses (less)	(17.974.773)	(20.006.708)
Other non-operating expenses (less)	(5.508.606)	(9.576.696)
Price-level restatement	(3.976.267)	(4.190.263)
Exchange differentials	3.543.611	(299.905)
Non-operating profit (loss)	**(34.232.265)**	**(37.540.251)**
Income before tax and extraordinary items	(9.554.296)	(18.127.491)
Income tax	(2.328.871)	(553.524)
Extraordinary items	3.494.260	6.187.170
Profit (loss) before minority interest	(8.388.907)	(12.493.845)
Minority Interest	(60.538)	(896.770)
Net Profit (loss)	(8.449.445)	(13.390.615)
Profit (loss) in the fiscal year	**(8.449.445)**	**(13.390.615)**

The attached notes 1 to 38 form an
integral part of these financial statements

Coca-Cola Embonor S.A and Subsidiaries
Statements of Consolidated Cash Flow, Continued
for the years ending December 31,

	2001 TCH$	2000 TCH$
Cash flow from operating activities:		
Collection of sales receivables	301.554.986	268.837.829
Financial income received	1.268.850	3.230.056
Other income received	11.131.462	1.573.954
Payments to suppliers and employees (less)	(222.132.468)	(217.527.454)
Interest paid (less)	(18.580.809)	(19.638.256)
Income tax paid (less)	(1.278.205)	(1.117.740)
Other expenses paid (less)	(3.013.879)	(1.849.774)
VAT and other similar taxes paid (less)	(36.598.547)	(20.534.358)
Cash flow from operating activities	**32.351.390**	**12.974.257**
Inflow from Finance Activities:		
Loans secured	498.497	69.946.770
Loans bonds	-	71.541.398
Other sources financing	27.279	115.009
Loan payment (less)	(237.972)	(131.225.651)
Payment of expenses of bond issuance and placement(less)	-	(2.869.932)
Other disbursements for financing (less)	(124)	(923.165)
Cash flows from financing activities	**287.680**	**6.584.429**
Cashflows from Investment Activities:		
Sales of property, plant and equipment	1.190.436	1.261.305
Sales of long-term investments	-	1.144.861
Collection loans to related companies	4.468.475	-
Other investment incomes	30.398	77
Additions to property, plant and equipment (less)	(13.276.841)	(16.809.198)
Permanent investments (less)	(1.918.561)	(13.458.934)
Investment in interest-bearing instruments (less)	-	(6.119.025)
Other loans to related companies	-	(4.097.871)
Other investment disbursements (less)	(135.440)	(60.483)
Cashflow from investment activities	**(9.641.533)**	**(38.139.268)**
Total net cashflows for the period	**22.997.537**	**(18.580.582)**
Effect of inflation on cash and cash equivalent	174.022	306.546
Net change in cash and cash equivalent	23.171.559	(18.274.036)
Initial balance of cash and cash equivalent	4.436.655	22.710.691
Ending balance of cash and cash equivalent	**27.608.214**	**4.436.655**

The attached notes 1 to 38 form an
integral part of these financial statements

Coca-Cola Embonor S.A and Subsidiaries
Statements of Consolidated Cash Flow, Continued
for the years ending December 31,

	2001 TCH$	2000 TCH$
Reconciliation of Net Inflow from Operating Activities to Fiscal Year Income		
Fiscal year profit (loss)	(8.449.445)	(13.390.615)
Income from asset sales:		
(Profit) loss on sale of property, plant and equipment	(128.024)	(71.983)
(Profit) loss on sale of investment	-	(1.179)
(Profit) loss on sale of other assets	(8.856)	-
Debits (credits) against income not representing cash flow:		
Depreciation in the fiscal year	19.740.888	21.076.383
Amortization of intangibles	1.076.309	971.405
Write-offs and provisions	1.891.430	3.713.669
Loss accrued on investments in related companies	323.950	193.155
Amortization of goodwill	17.209.144	16.619.017
Net price-level restatement	3.976.267	4.190.263
Net change differential	(3.543.611)	299.905
Other credits against income not representing cash flow	1.814.423	2.055.617
Other debits against income not representing cash flow	(4.792.116)	(7.078.495)
Variation in assets affecting cash flows:		
(increase) decrease in sales receivables	(1.178.142)	(469.237)
(Increase) decrease in inventory	86.811	4.663.877
(Increase) decrease in other assets	3.393.662	(2.579.334)
Variation in liabilities affecting cash flows:		
(Increase) decrease in accounts payable relating to operating income	390.928	(12.528.286)
(Increase) decrease in interest payable	-	(1.063.314)
Net (Increase) decrease in income tax payable	(219.731)	(451.800)
Increase (decrease) in other accounts payable in relation to non-operating income	1.400.026	(3.602.474)
VAT and other similar taxes payable (net)	(693.061)	(469.087)
(Profit) loss on minority interest	60.538	896.770
Net cash flows from Operating Activities	**32.351.390**	**12.974.257**

The attached notes 1 to 38 form an integral part of these financial statements

1. Registration in the Securities Registry:

The Parent Company, Coca-Cola Embonor S.A., is an open corporation registered under No. 622 in the Securities Registry, together with its financial statements as of December 31, 1996; therefore, it is regulated by the Superintendency of Securities and Insurance. The Company's shares were registered on September 25, 1997 and listed on the Santiago Stock Exchange on December 1, 1997, where they are currently traded. The Special Shareholders Meeting approved a change in the corporate name on April 27, 2000 from Embotelladora Arica S.A. to Coca–Cola Embonor S.A.

2. Accounting Principles:

a) Accounting period:

The consolidated financial statements cover the period from January 1 to December 31, 2001 and 2000.

b) Basis for preparation:

The financial statements of the Parent Company and its Subsidiaries were prepared as of December 31, 2001 and 2000 according to generally accepted accounting principles of Chile and instructions issued by the Superintendency of Securities and Insurance. There are no discrepancies between either. The specific provisions on corporations contained in Law 18.046 and the regulations thereto have also been taken into account.

c) Basis for presentation:

The financial statements and amounts indicated in the notes as of December 31, 2000 have been adjusted for comparison purposes by the percentage change of 3.1% in the Consumer Price Index.

Certain reclassifications have been made to the 2000 and 2001 financial statements to conform to the current year presentation.

d) Basis for consolidation:

The consolidation of the financial statements includes Coca–Cola Embonor S.A. and its Subsidiaries where the shareholdings and/or interests are greater than or equal to 50% of equity, either directly or indirectly.

For consolidation purposes, as of December 31, 2001, the financial statements of Inversora Los Andes S.A., Sociedad de Cartera del Pacífico S.R.L. and Embotelladora Arica Overseas have been expressed in Chilean pesos according to the rules in Technical Bulletin No. 64 of the Chilean Accountants Association, which determined that the financial statements of foreign companies must be adjusted to generally accepted accounting principles of Chile and converted into Chilean pesos.

All intercompany transactions and balances have been eliminated in the consolidation.

The consolidated financial statements as of December 31, 2001 and 2000 include the following subsidiaries:

Taxpayer ID No.	Company Name	Percentage interest			
		2001			2000
		Direct %	Indirect %	Total %	Total %
Foreign	Inversora Los Andes S.A. and Subsidiaries	-	99.99987	99.99987	99.99987
Foreign	Embotelladoras Bolivianas Unidas S.A.	-	99.99897	99.99897	99.99897
96.517.310-2	Embotelladora Iquique S.A.	99.90000	-	99.90000	99.90000
96.891.720-K	Embonor S.A.	99.84188	-	99.84188	99.56729
Foreign	Embotelladora Arica Overseas	50.34785	49.65214	99.99999	99.99999
Foreign	Sociedad de Cartera del Pacífico S.R.L.	-	79.34191	79.34191	79.34191
Foreign	Embotelladora Latinoamericana S.A.	-	57.14205	57.14205	57.14205
Foreign	Industrial Iquitos S.A.	-	43.49138	43.49138	76.11100
96.972.720-K	Embonor Holdings S.A.	99.99999	-	99.99999	-

e) Price-level restatement:

The financial statements of the Company have been price-level restated to reflect the effects of changes in the purchasing power of the currency during each year (note 24). The restatements were calculated using the official indexes of the National Statistics Bureau that show a change of 3.1% for the period December 1, 2000 to November 30, 2001 (4.7% for the same period in the previous year). Furthermore, balances in income and expense accounts have been adjusted for inflation to express them at closing values.

f) Basis for conversion:

Balances in U.S. dollars and in Unidades de Fomento ("UF") are converted to pesos at the exchange rate in effect at the close of each period, as indicated below:

	2001 $	2000 $
United States Dollar (US$1)	654.79	573.65
Unidades de Fomento (U.F.1)	16,262.66	15,769.92

g) Time deposits:

Time deposits are presented at investment values plus interest accrued through the close of the period, which have been credited against income.

(h) Marketable securities:

Marketable securities consist of investments in mutual funds, which are shown at their redemption value at the close of the period.

i) Allowance for doubtful accounts:

As of December 31, 2001 and 2000, the Parent Company and its Subsidiaries established provisions for estimated uncollectible accounts which encompass all debt more than 360 days past-due and are shown deducted from the balance of sales receivable, documents receivable and miscellaneous receivables. They total TCH$ 2.580.317 (TCH$ 1.290.027 in 2000).

j) Inventory:

Inventories of raw materials and finished products are recorded at the purchase price or at the production cost, and are price-level restated. Inventories do not exceed their estimated net realizable value.

k) Other current assets:

Other current assets include materials and spare parts at their adjusted cost. This caption also includes treasury stock of the Parent Company Embonor S.A. resulting from the exercise of the right of withdrawal as contained in articles 27 and 69 of Companies Law No. 18046. Such shares are recorded at acquisition cost plus price-level restatement.

l) Property, Plant and Equipment:

Property, plant and equipment are stated at their acquisition cost plus legal revaluations accumulated as of December 31, 2001 and 2000.

The higher value on the technical revaluation of fixed assets recorded in 1979 and 1994 is shown adjusted at the closing date. Depreciation is calculated on the adjusted value in terms of the useful life remaining of the revalued goods, using the straight-line method.

m) Depreciation of property, plant and equipment:

As from the 2001 fiscal year and as described in Note 3, the depreciation of machinery and transport equipment has been calculated according to the real times of use of the assets. The debit due to depreciation for the fiscal year was determined by multiplying the rate in pesos, for each hour of use, by the real hours during the exercise. Depreciation of all assets was calculated until 2000 according to the straight-line method,based on the useful life of goods. The debit against income for depreciation was TCH$ 19.740.888 in 2001 (TCH$21.076.383 in 2000).

n) Bottles and cases:

Glass bottles and refillable plastic bottles and cases held in plants, warehouses and in the possession of third parties are presented in other fixed assets at cost plus price-level restatement at their cost price. The corresponding depreciation is shown under accumulated depreciation. Bottles and cases that are broken or obsolete at the plants and warehouses are charged to expenses during the period, forming part of the fiscal year depreciation. Depreciation of the bottles and cases has been calculated under the straight-line method, based on their estimated useful life.

o) Deposits for bottles and cases:

As from fiscal year 2000, the estimated liability for returnable bottles and cases deposits is assessed on an annual stock basis of bottles and cases in the possession of customers. They are valued at the average value of deposits received during the last five years for each type of bottle or case.

This liability is shown under the heading "Other long-term liabilities", considering that the bottles and cases placed in the market during a given operating period have historically exceeded the bottles and cases returned by customers during the same period.

By Official Letter No. 7042 of October 25, 2000, the Superintendency of Securities and Insurance authorized the Company to make a book adjustment to the long-term liability account associated with deposits for bottles and cases based on the results in the last inventory of bottles and cases in possession of its customers.

p) Investments in Other Companies:

Investments in shares of other companies in which the Company does not have significant influence have been stated at cost plus price-level restatement.

q) Investments in related companies:

This balance includes the investments in Envases Central S.A. and Comptec S.A., valued in accordance with the proportional equity method. The share in results of these related companies is included in the line "loss on investment in related companies."

r) Goodwill:

The lower value resulting from differences between the proportional equity value of investment and the value paid on the investment acquisition date has been charged to the goodwill account and is shown under the line other assets, net of the related amortization. Goodwill is amortized over twenty years, as provided by Circular No. 1358 of the SVS.

s) Intangibles:

Intangibles refer to trademarks that have been acquired, which are shown at the adjusted cost, net of amortization, determined using the straight-line method on the basis of a useful life of 20 years.

t) Income Taxes and Deferred Taxes:

Income taxes are charged to results in the same period in which the income and expenses are recorded, and are calculated in accordance with current tax laws.

Pursuant to Technical Bulletins No. 60 and 68 of the Chilean Accountants Association and Circular No. 1466 of the Superintendency of Securities and Insurance, the Company records the effects of deferred taxes originating in temporary differences, tax losses that imply a tax benefit and other events that create differences between the financial accounting and the tax basis.

Deferred taxes originating in these temporary differences that had accumulated at the beginning of the fiscal year were recorded as assets and liabilities with a credit or debit, respectively, in complementary accounts. These latter are amortized against expenses for the year's income tax in a weighted average term for reverting. Such complementary accounts are presented deducting the corresponding assets and liabilities due to deferred taxes that caused them.

u) Bonds:

Bonds correspond to bonds to the order on the U.S. and Chilean markets that are appraised at the actual issue rate. The difference between the actual issue rate and the actual placement rate is recorded as a deferred asset and higher obligation. This asset is being amortized on a straight-line basis over the term of the obligation.

v) Staff Severance Indemnities:

The Parent Company. and its subsidiary Embotelladora Iquique S.A. have not recorded any provision for severance indemnities because they have not stipulated all-events severance payment with their employees. However, in those cases where such payments have been made to employees, they are charged to results in the year the payment is made.

As of December 31, 2001 and 2000, Inversora Los Andes S.A. and Embonor S.A. established a provision for severance indemnities in accordance with their collective agreements with their employees. This liability is recorded at the present value of the accrued benefits, which were calculated by applying an annual rate of 11.5% (Inversora Los Andes) and 7.0% (Embonor S.A.) over an average remaining service period of 15 years.

Sociedad de Cartera del Pacifico S.R.L. and its subsidiary and Industrial Iquitos S.A. make advance severance indemnity payments every 6 months according to the laws of Peru. The provision is recorded against income as it accrues for the amount payable if the employee were to resign as of the date of the Financial Statements.

w) Vacation Provision:

The Parent Company and its subsidiaries provides for vacation benefits on an accrual basis.

x) Statement of cash flow:

For purposes of preparation of the statement of cash flow, the Parent Company and Subsidiaries consider investments in time deposits and in fixed-income mutual fund units which expire within 90 days to be cash equivalent.

The cash flows relating to the business of the Company, interest paid, interest income received, dividends received and all others not defined as investment or finance are recorded under "inflow originating in operating activities."

y) Financial risk hedging:

During the years 2001 and 2000, the Parent Company and its subsidiaries did subscribe forward agreements with financial institutions to hedge the cash flow risk originated in the payment of debts in foreign currency against exchange rate variations. Those hedging transactions are in harmony with Technical Bulletin No. 57 of the Chilean Accountants Association.

3. Changes in Accounting Principles

a) Depreciation of Fixed Assets

As from the 2001 fiscal year, the Parent Company and its subsidiaries Embotelladora Iquique S.A., Embonor S.A. and Embotelladoras Bolivianas Unidas S.A., changed the depreciation method for machinery and transport equipment, by applying a depreciation for real production hours. According to historic production statistics, this method determines which is the rate in pesos for each production hour of these assets. This rate is multiplied by the real production hours during the fiscal year. The change in the depreciation method of these fixed assets meant recognizing a lower charge against consolidated income in the fiscal year of TCH$ 2.060.106.

4. Time Deposits

This line includes deposits in the following financial institutions, appraised as described in Note 2(g), as follows:

Institution	Country	Currency	Investment Date	Expiration Date	Interest Rate %	2001 TCH$	2000 TCH$
Citibank	Perú	Dollars	29.12.2000	02.01.2001	7.00	-	568.914
Banco de Crédito de Bolivia	Bolivia	Dollars	28.12.2000	27.01.2001	7.50	-	592
Banco de Crédito e Inversiones	Chile	Dollars	10.12.2001	09.01.2002	1.78	7.210.169	-
Banco de Crédito e Inversiones	Chile	Dollars	11.12.2001	10.01.2002	1.78	895.655	-
Banco de Crédito del Perú	Perú	Dollars	28.12.2001	07.02.2002	2.10	654.790	-
Banco de Crédito del Perú	Perú	New Soles	31.12.2001	02.01.2002	2.25	913.395	-
Banco de Crédito del Perú	Perú	Dollars	28.12.2001	08.01.2002	1.50	141.037	-
Banco Santander Central Hispano	Perú	Dollars	28.12.2001	08.01.2002	1.50	694.077	-
Banco Santander Central Hispano	Perú	Dollars	20.12.2001	29.01.2002	2.25	1.171.244	-
Banco Santander Central Hispano	Perú	Dollars	26.12.2001	29.01.2002	2.00	196.437	-
Banco Santander Central Hispano	Perú	Dollars	29.12.2001	29.01.2002	2.17	654.790	-
Banco Santander Central Hispano	Perú	New Soles	31.12.2001	02.01.2002	2.50	116.077	-
Banco Santander Central Hispano	Perú	New Soles	28.12.2001	03.01.2002	2.50	22.835	-
BBVA Banco Continental	Perú	Dollars	20.12.2001	29.01.2002	2.00	458.353	-
BBVA Banco Continental	Perú	Dollars	26.12.2001	29.01.2002	1.85	196.437	-
BankBoston	Perú	New Soles	21.12.2001	04.01.2002	3.15	475.036	-
Banco Weise Sudameris	Perú	New Soles	31.12.2001	02.01.2002	2.50	53.204	-
Banco de Crédito de Bolivia	Bolivia	Dollars	28.12.2001	27.01.2002	5.70	712	-
Citibank	N.Y.	Dollars	31.12.2001	02.01.2002	5.75	3.037.844	-
Totals						**16.892.092**	**569.506**

5. Marketable Securities

Marketable securities are valued as described in Note 2(h) and are as follows:

Instruments	Account value 2001 TCH$	Account value 2000 TCH$
Mutual fund units	4.063.931	288.787
Totals	**4.063.931**	**288.787**

Breakdown of mutual fund units as of December 31, 2001 is as follows:

Entity	Unit value $	Amount in units	Amount TCH$ 2001	Amount TCH$ 2000
BCI Mutual Funds	6.580,964	442.608,5291	2.912.791	-
Banchile Mutual Funds	750.048,54	1.534,75	1.151.140	-
BCI Mutual Funds	18.348,81	15.738,73	-	288.787
Total			**4.063.931**	**288.787**

6. Short- and long-term receivables

Short- and long-term receivables are broken down as follows, including estimates of uncollectibles:

In thousands chilean pesos

	Short-term receivables							Total Long-term Receivables	
Line	Out to 90 days		More than 90 days and out to 1 year		Subtotal	Total short-term receivables (net)			
	2001	2000	2001	2000	2001	2001	2000	2001	2000
Sales receivables	14.610.203	13.501.665	919.858	725.768	15.530.061				
Estimated uncollectibles	(359.558)	(121.086)	(572.472)	(362.506)	(932.030)	14.598.031	13.743.841	-	-
Documents receivable	7.887.448	8.645.009	1.146.093	907.825	9.033.541				
Estimated uncollectibles	(266.234)	(88.687)	(901.799)	(678.251)	(1.168.033)	7.865.508	8.785.896	-	-
Sundry receivables	2.635.807	2.330.885	266.961	1.011.008	2.902.768				
Estimated uncollectibles	(432.170)	(27.395)	(48.084)	(12.102)	(480.254)	2.422.514	3.302.396	223.819	268.181
Total						**24.886.053**	**25.832.133**	**223.819**	**268.181**

7. Balances and transactions with related companies:

The intercompany receivable and payable balances as of December 31, 2001 and 2000 are summarized below:

a) Documents and accounts receivable:

Taxpayer ID No.	Company	Short-Term		Long-Term	
		2001 TCH$	2000 TCH$	2001 TCH$	2000 TCH$
96.714.870-9	Coca Cola de Chile S.A.	330.877	134.480	-	-
96.648.500-0	Vital S.A.	9.335	8.240	-	-
78.826.600-6	Inversiones Eudocia	1.414	7.290	-	-
Foreign	Coca Cola Peru	-	25.162	-	-
81.752.100-2	Distribuidora Direnor	-	7.320	-	-
Foreign	Comptec S.A.	138.072	131.029	-	-
	Totals	**479.698**	**317.521**	**-**	**-**

b) Documents and accounts payable:

Taxpayer ID No.	Company	Short-Term		Long-Term	
		2001 TCH$	2000 TCH$	2001 TCH$	2000 TCH$
96.714.870-9	Coca- Cola de Chile S.A.	3.945.798	2.606.634	-	-
96.648.500-0	Vital S.A.	1.404.601	292.337	-	-
96.705.990-0	Envases Central S.A.	843.596	892.011	-	-
Foreign	Coca Cola Peru	2.050.456	227.876	-	-
81.752.100-2	Direnor S.A.	20.216	-	-	-
	Totals	**8.264.667**	**4.018.858**	**-**	**-**

c) Transactions:

The commercial account corresponds to the purchase and sale of raw materials, products, bottles and cases, which were made at market prices and relate to the business of the related companies. Purchases are debited against operating costs and sales are credited to income. The terms of payment and collection of these transactions are similar to those stipulated with suppliers or customers in the business.

The principal transactions with related parties were as follows during the 2001 and 2000 fiscal years:

Company	Taxpayer ID	Relationship	Transaction	2001		2000	
				Amount	Effect on results (debit) credit	Amount	Effect on results (debit) credit
				TCH$	TCH$	TCH$	TCH$
Coca Cola de Chile S.A.	96.714.870-9	Shareholder	Purchase of raw materials	29.867.463	-	27.092.949	-
			Purchase of products	-	-	70.341	-
			Sale of services	1.733	1.733	1.795	1.795
			Sale of advertising	1.599.515	196.478	2.609.084	202.569
Coca Cola Peru	Foreign	Indirect	Purchase of advertising	1.353.800	-	1.296.155	-
			Purchase of services	75.557	-	100.371	-
			Purchase of products	-	-	24.311	(19.231)
			Sales of raw materials	260.263	-	144.338	-
			Sales of advertising	1.019.936	-	2.033.855	-
			Sales of services	21.870	21.870	175.280	175.280
Vital S.A.	96.648.500-0	Common Director	Purchase of products	7.218.086	-	8.132.829	-
			Sales of services	804	-	-	-
Envases Central S.A.	96.705.990-0	Affiliate	Purchase of products	3.260.752	36.036	3.657.041	(37.153)
			Purchase of services	-	-	5.671	-
Direnor S.A.	81.752.100-2	Common Director	Purchase of products	111.104	-	322.014	-
			Purchase of services	2.324	2.324	41.282	(41.282)
Other			Purchase of products	-	-	191.472	-

8. Inventories

Inventories, as described in Note 2(j), break down as follows as of December 31, 2001 and 2000:

	2001 TCH$	2000 TCH$
Finished products	2.723.067	2.833.559
Raw materials	5.506.625	6.359.483
Raw materials in transit	1.157.455	369.155
Promotional and other products	806.749	426.127
Total	**10.193.896**	**9.988.324**

9. Income tax and deferred taxes:

In accordance with Circular No. 1466 of the SVS related to income taxes and deferred taxes, the Parent Company and its subsidiaries have recorded the following information as of December 31, 2001 and 2000:

a) Income tax provision:

The Parent Company did not establish a first category income tax provision since its net taxable income corresponds to income earned in a free-trade zone which is exempt from such tax. The balance of recoverable taxes amounting to TCH$5.985.105 (TCH$8.689.746 in 2000) corresponds to provisional monthly payments made in excess of income tax, training expenses and tax benefits due to tax losses.

The Parent Company did not have taxable retained earnings from previous fiscal years pending distribution with respect to which it had not provisioned for the respective income tax. The balance of recoverable taxes amounting to TCH$5.853 in 2001 (TCH$8.313 in 2000) corresponds to fiscal credits and training expenses.

The subsidiary Embonor S.A. did not establish a first category income tax provision. The balance of recoverable taxes amounting to TCH$3.566.591 in 2001 (TCH$6.504.477 in 2000) corresponds to tax benefits for tax losses and training expenses.

The subsidiary Embotelladora Iquique established an income tax provision for TCH$12.588 in 2001 (TCH$58.328 in 2000). The balance of recoverable taxes in the amount of TCH$26.742 in 2001 (tax payable of TCH$35.733 in 2000) corresponds to provisional monthly payments made in excess of income tax and training expenses.

For Inversora Los Andes S.A. and its subsidiary, according to Bolivian Law, the corporate profit tax is considered payment on account of transaction tax (calculated on net revenue) for the following fiscal year. Therefore, the transaction tax is considered income tax unless the profit tax exceeds the transaction tax, in which case it is considered income tax. In the case of Inversora Los Andes S.A. and its subsidiary, the transaction tax exceeds the profit tax, so no deferred tax must be recorded for the temporary differences existing between the book base and the tax base.

As of December 31, 2001, the charge against income due to sales tax amounted to TCH$1.214.959 (TCH$1.158.951 in 2000).

The subsidiaries Sociedad de Cartera del Pacífico S.R.L. and its subsidiary, and Industrial Iquitos S.A., have not established any first-category income tax provision since they recorded a negative net taxable income for the period. The recoverable taxes of these subsidiaries amount to TCH$2.385.919 in 2001 (TCH$2.176.957 in 2000) and correspond to fiscal credits.

b) Taxable retained earnings:

The Parent Company has negative taxable retained earnings as of December 31, 2001 in the amount of TCH$33,574,807 that break down as follows:

	2001 TCH$
Without a credit	(33.863.296)
With a 15% credit	288.489
Total	(33.574.807)

c) Deferred Taxes:

Pursuant to Circular No. 1450 of the Superintendency of Securities and Insurance, as of December 31, 2001 deferred taxes shall be recorded in the manner established in Technical Bulletins No. 60 and No. 61 of the Chilean Accountants Association (except for differences already recorded according to Technical Bulletin No. 41).

As stipulated in Law No. 19,753 of September 28, 2001, an increase in the first category income tax was established from the current rate of 15% to 16% for 2002, 16.5% for 2003 and 17% as from 2004.

As of December 31, 2001 and 2000, the accumulated balances of the temporary differences caused by deferred taxes are as follows:

Concept	2001				2000			
	Deferred Asset		Deferred Liability		Deferred Asset		Deferred Liability	
Temporary Differences	Short-Term	Long-Term	Short-Term	Long-Term	Short-Term	Long-Term	Short-Term	Long-Term
	TCH$	TCH$	TCH$	TCH$	TCH$	TCH$	TCH$	TCH$
Uncollectibles provision	194.043	346.185	-	-	191.300	611.443	-	-
Inventories	945.034	-	-	-	1.727.827	-	-	-
Vacation provision	194.824	-	-	-	196.898	-	-	-
Amortization of intangibles	-	-	-	5.441.002	894.598	-	-	4.364.392
Leasing assets	-	-	-	639.856	-	-	-	547.429
Depreciation of fixed assets	6.792	-	-	3.917.236	-	-	-	1.648.199
Severance	-	-	-	625.694	-	-	-	630.946
Other events	639.782	-	-	-	115.731	-	-	-
Revaluation of fixed assets	-	-	-	3.681.628	-	-	-	3.216.000
Obsolescence provision	6.124	42.859	-	-	7.834	33.490	-	-
Tax losses	-	3.961.305	-	-	-	3.837.951	-	-
Other	-	-	-	-	-	-	-	-
Sub-total	**1.986.599**	**4.350.349**	**-**	**14.305.416**	**3.134.188**	**4.482.884**	**-**	**7.657.448**
Net complementary accounts – net of amortization	(1.509.504)	-	-	(1.179.592)	(3.277.927)	-	-	2.522.104
Valuation provision	-	-	-	-	-	-	-	-
Total	**477.095**	**4.350.349**	**-**	**13.125.824**	**(143.739)**	**4.482.884**	**-**	**10.179.552**

d) Neither the Parent Company nor its subsidiaries have made a provision for the recorded value of deferred tax assets and liabilities as of December 31, 1999, except for the severance indemnities provision of Embonor S.A. Deferred taxes began to be recorded beginning January 1, 2000.

e) The income tax account as of December 31, 2001 and 2000 and the effect on fiscal year income due to the recognition of deferred taxes and income tax are broken down as follows:

ITEM	2001 TCH$	2000 TCH$
Current tax expense (tax provision)	(1.210.697)	(935.637)
Adjustment of tax expenses (previous fiscal year)	555.450	-
Effect of deferred tax assets and liabilities in the fiscal year	(6.322.652)	(4.445.694)
Effect of amortization of deferred asset and liability complementary accounts	4.874.956	5.012.827
Other charges	(225.928)	(185.020)
Total	**(2.328.871)**	**(553.524)**

10. Other Current Assets

Other current assets as of December 31, 2001 and 2000, as valued according to Note 2(k), include the following:

	2001 TCH$	2000 TCH$
Treasury stock	-	229.133
Spare parts and supplies	4.223.720	2.996.745
Total other current assets	**4.223.720**	**3.225.878**

11. Property, plant and equipment

a) Principal Concepts Included in Property, Plant and Equipment

Property, plant and equipment are composed principally of land, buildings and infrastructure, machinery and equipment, bottles and cases, advertising equipment and furniture and fixtures located at plants in Chile, Bolivia and Peru.

The machinery and equipment are comprised principally of production lines, carbonators, mixers, fillers, and sugar blending and treatment equipment, transportation vehicles, and computer equipment and systems.

Other fixed assets include furniture and fixtures, tools and advertising equipment and bottles and cases. These latter include returnable glass and plastic bottles and plastic cases.

b) Property, plant and equipment as of December 31, 2001 and 2000 are as follows:

		2001		2000	
		Gross Value	**Accumulated Depreciation**	**Gross Value**	**Accumulated Depreciation**
		TCH$	**TCH$**	**TCH$**	**TCH$**
Land:		12.965.847	-	12.222.419	-
Buildings and Infrastructure:					
Buildings and Constructions		44.823.724	9.445.059	43.504.421	8.506.434
Works underway		613.909	-	834.646	-
	Subtotal	45.437.633	9.445.059	44.339.067	8.506.434
Machinery and Equipment:					
Machines and Equipment		103.762.096	49.669.943	96.935.989	44.743.462
Transportation Equipment		13.368.625	12.044.260	14.256.646	12.163.474
	Subtotal	117.130.721	61.714.203	111.192.635	56.906.936
Other fixed assets:					
Office furniture and fixtures		23.132.588	18.292.023	21.347.018	14.497.560
Advertising equipment		45.582.419	21.920.232	39.127.475	15.864.682
Bottles and cases		61.667.084	27.526.374	54.039.716	22.585.074
Other		2.127.786	191.543	-	-
	Subtotal	132.509.877	67.930.172	114.514.209	52.947.316
Higher value resulting from technical reappraisal of property, plant and equipment		1.811.147	361.515	1.816.854	343.189
Total property, plant and equipment		**309.855.225**	**139.450.949**	**284.085.184**	**118.703.875**

c) The balance in "higher value resulting from technical reappraisal of property, plant and equipment pertains to the following:

Net Value	**2001**	**2000**
	TCH$	**TCH$**
Land	1.041.706	1.041.673
Buildings and constructions	406.998	429.962
Machinery and equipment	928	2.030
Total higher value of technical reappraisal	**1.449.632**	**1.473.665**

d) The debit against income for fiscal year depreciation amounted to TCH$19,740,888 (TCH$21,076,383 in 2000). TCH$14,882,754 (TCH$13,109,153 in 2000) of this amount is recorded in operating costs and TCH$4,858,134 (TCH$7,967,230 in 2000) in selling and administration expenses.

12. Investments in Related Companies

Investments in related companies and the corresponding interest in equity and profits recorded as described in Note 2(q), are as follows:

a) As of December 31, 2001:

Taxpayer ID	Company	Country Of Origin	Currency in which Investment is Recorded	Number of Shares	Interest %	Issuer's Equity TCH$	Fiscal year Profit (Loss) TCH$	Accrued Profit (Loss) TCH$	Proportional Equity Value TCH$	Unrealized Earnings TCH$	Book Value of Investment TCH$
96.705.990-0	Envases Central S.A.	Chile	Pesos	3.123.745	33.00	2.984.246	(814.995)	(268.948)	984.800	-	984.800
Foreign	Comptec S.A.	Colombia	Dollar	130.000	20.00	3.116.800	(275.010)	(55.002)	623.360	-	623.360
	Total							(323.950)	1.608.160	-	1.608.160

b) As of December 31, 2000:

Taxpayer ID	Company	Country Of Origin	Currency in which Investment is Recorded	Number of Shares	Interest %	Issuer's Equity TCH$	Fiscal year Profit (Loss) TCH$	Accrued Profit (Loss) TCH$	Proportional Equity Value TCH$	Unrealized Earnings TCH$	Book Value of Investment TCH$
96.705.990-0	Envases Central S.A.	Chile	Pesos	3.123.745	33,00	3.799.241	(364.876)	(120.409)	1.253.750	-	1.253.750
foreign	Comptec S.A.	Colombia	Dollar	130.000	20,00	3.178.362	(363.732)	(72.746)	635.672	-	635.672
	Total							(193.155)	1.889.422	-	1.889.422

13. Goodwill

Goodwill as of December 31, 2001 and 2000, amounting to TCH$296.190.154 and TCH$305.212.602, respectively, is valued according to the accounting criteria described in Note 2(r) and was generated by the acquisition of operations in Bolivia, Chile and Peru. The charge to consolidated income for amortization totaled TCH$17.209.144 in 2001 and TCH$16.619.017 in 2000. Goodwill and the effect on income is broken down as follows:

		2001		2000	
Taxpayer ID		Amortization in the period TCH$	Goodwill TCH$	Amortization in the period TCH$	Goodwill TCH$
Foreign	Industrial Iquitos S.A.	96.267	1.728.915	69.489	1.556.799
96.891.720-K	Embonor S.A.	12.474.501	217.264.219	12.480.640	229.738.720
Foreign	Sociedad de Cartera del Pacífico S.R.L.	2.995.556	52.472.549	2.585.026	50.101.064
Foreign	Industrial Tisco y Cía. de Transporte Cural S.A.	122.145	1.905.537	110.323	1.831.485
Foreign	Merger of North-South Division on January 1, 1998	495.131	7.769.829	447.225	7.465.252
Foreign	Inansa S.A.	1.025.544	15.049.105	926.314	14.519.282
Total		**17.209.144**	**296.190.154**	**16.619.017**	**305.212.602**

Goodwill is comprised mainly as follows:

BOLIVIA

a) On July 3, 1995, the subsidiary, Inversora Los Andes S.A., acquired 99.9% of the shares in Embotelladoras Bolivianas Unidas S.A., a productive company. This transaction generated goodwill of TCH$7.210.134 before amortization as compared to the proportional equity value of the investment. The amortization period pending at the close of the financial statements is 13.5 years.

b) On January 8, 1996, Embotelladoras Bolivianas Unidas S.A. took over assets of Sociedad Boliviana Cotoca S.A., which gave Inversora Los Andes S.A. control of 81.7% of the shares in Embotelladoras Bolivianas Unidas S.A. The valuation of this additional investment generated goodwill of TCH$6.262.178 before amortization. The amortization period pending at the close of financial statements is 14 years.

c) On March 24 and 30, 1997, Inversora Los Andes S.A. acquired 18.3% of the shares in Embotelladoras Bolivianas Unidas S.A. and took over control of 99.99% of the shares in the latter company. The valuation of the additional investment resulted in goodwill of TCH$8.802.466, which corresponds to the difference between the value paid and the proportional equity value. The amortization period pending at the close of the financial statements is 16 years.

Goodwill also includes trademark royalties, which correspond to the following:

- The right to use the fame, prestige and clientele of Vascal S.A. and Embotelladora Cotoca S.A. in relation to the operation of the industrial plants in La Paz, Oruro, Cochabamba, Santa Cruz, Sucre and Tarija and their products for a period of 50 years.
- The definitive rights to the "Mineragua", "Vital" and "Cotoca" trademarks.

The goodwill is amortized over a period of 20 years in accordance with Circular No. 1358 of the Superintendency of Securities and Insurance.

The debit against fiscal year income amounted to TCH$1.025.544 (TCH$926.314 in 2000).

PERU

(a) **Embotelladora Latinoamericana S.A.**

The goodwill as of December 31, 2001, amounting to TCH$11.404.281 (TCH$9.269.737 in 2000), corresponds to firstly the unamortized balance generated by the takeover of the subsidiaries Industrial Tisco S.A. and Compañía de Transporte Cural S.A. (January 1997) amounting to TCH$1.905.537 in 2001 (TCH$1.831.485 in 2000), and secondly to the merger of operations as of January 1, 1998 with: Negociación Sur Peruana S.A., Compañía Industrial Nor Peruana S.A., Empresa Productora de Plásticos S.A., Transportadora and Comercializadora Lambayeque S.A. and Costos y Márgenes S.A. (January 1998) amounting to TCH$7.769.829 in 2001 (TCH$7.465.252 in 2000); as well as the acquisition of Industrial Iquitos S.A. (April 11, 2001) from its parent company for the price of TCH$1.728.915.

The debit against fiscal year income amounted to TCH$693.093 (TCH$557.548 in 2000).

(b) **Sociedad de Cartera del Pacífico S.R.L.**

The goodwill as of December 31, 2001, amounting to TCH$52.472.549 (TCH$50.101.064 in 2000), corresponds to the unamortized balance generated in the acquisition of Embotelladora Latinoamericana S.A. from Inchcape Bottling, which occurred in June 1999.

The debit against fiscal year income was TCH$2.995.556 (TCH$2.585.026 in 2000).

CHILE

(a) **Embonor S.A.**

The goodwill as of December 31, 2001 amounting to TCH$217.264.219 (TCH$229.738.720 in 2000), corresponds to the unamortized balance generated by the acquisition of the Chilean bottling operations of Inchcape Bottling Chile S.A. which occurred in May 1999.

The debit against fiscal year income was TCH$12.474.501 (TCH$12.480.640 in 2000).

(b) **Coca-Cola Embonor S.A.**

The debit against fiscal year income amounted to TCH$20.450 (TCH$69.489 in 2000). This debit corresponds to the amortization of its investment in Industrial Iquitos S.A. through the date of its sale. This subsidiary was sold on April 11, 2001 to its subsidiary Embotelladora Latinoamericana S.A..

14. Intangibles

Intangibles held by the Company as of December 31, 2001 and 2000 are as follows:

Item	2001			2000		
	Gross Value TCH$	Accumulated amortization TCH$	Net value TCH$	Gross Value TCH$	Accumulated amortization TCH$	Net value TCH$
TRADEMARKS						
San Luis	15.142.048	(3.536.812)	11.605.236	13.676.918	(2.205.944)	11.170.974
Kola Inglesa	6.002.739	(1.401.916)	4.600.823	5.421.921	(993.303)	4.428.618
Other	35.800	(9.259)	26.541	58.435	(19.874)	38.561
Total	**21.180.587**	**(4.947.987)**	**16.232.600**	**19.157.274**	**(3.519.121)**	**15.638.153**

As of December 31, 2001, the trademarks are being amortized over a period of 20 years. The debit due to amortization in the fiscal year amounts to TCH$1.076.309 (TCH$971.405 in 2000).

15. Other Assets:

Other assets, totaling TCH$7.210.106 as of December 31, 2001 (TCH$8.374.466 in 2000) corresponds to the following:

	2001 TCH$	2000 TCH$
Deferred expenses in the U.S. bond issue	2.348.802	3.076.774
Deferred expenses in Chilean bond issue	3.886.236	4.135.373
Deferred expenses of syndicated UF credit facility	627.086	829.382
Other	347.982	332.937
Total	**7.210.106**	**8.374.466**

16. Short-term bank debt

Short-term bank debt was as follows as at December 31, 2001 and 2000:

Taxpayer ID	Bank or Finantial Institution	TYPE OF CURRENCY AND ADJUSTMENT INDEX									
		Dollar		Other foreign currencies		UF		Non-adjustable		Total	
		2001 TCH$	2000 TCH$	2001 TCH$	2000 TCH$	2001 TCH$	2000 TCH$	2001 TCH$	2000 TCH$	2001 TCH$	2000 TCH$
	Short – term										
Foreign	Banco Continental del Perú	-	-	-	3.045	-	-	-	-	-	3.045
	Totals	**-**	**-**	**-**	**3.045**	**-**	**-**	**-**	**-**	**-**	**3.045**
	Principal owed	-	-	-	3.045	-	-	-	-	-	3.045
	Annual average interest rate	-	-	-	9.0%	-	-	-	-	-	9.0%
	Long – term										
97008000-7	Chilean syndicated banks	-	-	-	-	14.578.759	594.901	-	-	14.578.759	594.901
97032000-8	Banco Bhif	-	-	-	-	-	12.005	-	-	-	12.005
Foreign	Banco de Crédito del Perú	44.008	-	-	139.334	-	-	-	-	44.008	139.334
Foreign	Banco Weise Sudameris	12.784	-	-	69.245	-	-	-	-	12.784	69.245
Foreign	Other	-	-	-	-	-	-	-	-	-	-
	Totals	**56.792**	**-**	**-**	**208.579**	**14.578.759**	**606.906**	**-**	**-**	**14.635.551**	**815.485**
	Principal owed	498.260	-	-	219.867	56.268.804	56.267.410	-	-	56.767.064	56.487.277
	Annual average interest rate	13.0%	-	-	9.0%	TAB+1.4%	TAB+1.4%	-	-	-	-

Percentage in foreign currency (%)	0.10
Percentage in domestic currency (%)	99.90

17. Long-term bank debt:

Long-term bank debt as of December 31, 2001 and 2000 is broken down as follows:

			Years to Maturity					Closing Date of Actual Period		Closing Date of Previous Period
Tax Ident. Number	Bank or Financial Institution	Currency Or Index of Adjustment	More than 1 up to 2 TCH$	More than 2 up to 3 TCH$	More than 3 up to 5 TCH$	More than 5 up to 10 TCH$	More than 10 TCH$	Total as of 2001 TCH$	Annual Interest Rate %	Total as of 2000 TCH$
97008000-7	Chilean syndicated banks	U.F.	16.880.641	16.880.641	8.440.321	-	-	42.201.603	TAB+1.4%	56.255.405
Foreign	Banco Wiese Sudameris	Dollar	-	-	-	-	-	-	-	11.288
Foreign	Banco de Crédito del Perú	Dollar	73.579	106.280	261.609	-	-	441.468	13.00%	-
	Total		**16.954.220**	**16.986.921**	**8.701.930**	**-**	**-**	**42.643.071**	**-**	**56.266.693**
	% in domestic currency							**98.96%**		**99.98%**
	% in foreign currency							**1.04%**		**0.02%**

18. Notes and Bonds payable

At the year end, long-term debt from the bonds to the order issued by the Parent company amounted to TCH$169.687.073 (TCH$160.181.436 in 2000), with accrued interest of TCH$4.984.089 (TCH$4.825.900 in 2000), and is detailed below:

Listing No.	Series	Face amount placed and outstanding	Bond unit of adjustment	Interest rate	Maturity	Frequency Interest payment	Frequency Amortization	Par Value 2001 TCH$	Par Value 2000 TCH$	Placement in Chile or abroad
Long-term bonds—short-term portion:										
New York	Unique	160.000.000	US$	9,875%	15-03-2006	Semiannual	At maturity	2.945.827	2.751.478	Foreign
224	A1	645.000	UF	7,000%	01-08-2003	Semiannual	At maturity	311.003	303.302	Domestic
224	A2	2.200.000	UF	7,000%	01-08-2003	Semiannual	At maturity	1.060.784	1.034.591	Domestic
224	B1	155.000	UF	6,750%	01-02-2020	Semiannual	As from 2004	66.433	73.653	Domestic
224	B2	1.400.000	UF	6,750%	01-02-2020	Semiannual	As from 2004	600.042	662.876	Domestic
Total short-term portion								**4.984.089**	**4.825.900**	
Long-term Bonds:										
New York	Unique	160.000.000	US$	9,875%	15-03-2006	Semiannual	At maturity	98.131.369	88.642.771	Foreign
224	A1	645.000	UF	7,000%	01-08-2003	Semiannual	At maturity	10.489.416	10.486.292	Domestic
224	A2	2.200.000	UF	7,000%	01-08-2003	Semiannual	At maturity	35.777.852	35.769.958	Domestic
224	B1	155.000	UF	6,750%	01-02-2020	Semiannual	As from 2004	2.520.712	2.528.242	Domestic
224	B2	1.400.000	UF	6,750%	01-02-2020	Semiannual	As from 2004	22.767.724	22.754.173	Domestic
Total- Long-term portion:								**169.687.073**	**160.181.436**	

19. Provisions and write-offs

Short-term and long-term provisions were comprised as follows as at December 31, 2001 and 2000:

a) Current liabilities	**2001 TCH$**	**2000 TCH$**
Provision for invoices to be received and other payments	1.779.518	1.425.147
Provision for fiscal year expenses	929.269	660.017
Provision for bonuses	782.007	1.208.302
Vacation provision	2.341.793	2.351.973
Severance indemnities provision	449.104	432.449
Other	14.363	773.250
Total	**6.296.054**	**6.851.138**

b) Long-term liabilities	**2001 TCH$**	**2000 TCH$**
Severance indemnities provision	1.719.277	1.600.932
Other provisions **(1)**	-	1.908.688
Total	**1.719.277**	**3.581.620**

(1) As of December 31, 2000, a provision was recorded in the accounts of Embonor S.A. for the adjustment of its administrative structure as well as changes to the computer systems and other items in order to adapt it to its new reality and to the requirements of The Coca-Cola Company. Within the provisioned items, the most important amount referred to the implementation of the SAP computer information and management system, at a cost to the Company fluctuating from ThUS$3.500 to ThUS$ 4.000. As a result of the world recession that is predicted and considering that the growth of the bottling companies is lower than projected, the application of SAP in the short term was postponed and it was decided to reverse the restructuring provision in order to credit other non-operating income in the amount of TCH$2.344.494.

20. Other long-term liabilities

This line includes the following liabilities without any specific expiration date:

	2001 TCH$	2000 TCH$
Bottle and case deposits in guarantee	5.495.912	4.909.662
Leasing	1.544.116	-
Others	496.977	60.893
Total	7.537.005	4.970.555

21. Minority Interest

The effect of minority interest on liabilities and income is as follows:

Taxpayer ID	Company	Minority Interest %	Company Equity TCH$	Fiscal Year Profit (loss) TCH$	Passive Minority Interest TCH$	Profit (loss) for Minority Interest TCH$
96.517.310-7	Embotelladora Iquique S.A.	0,10000	10.959.721	444.430	10.960	(444)
Foreign	Arica Overseas S.A.	0,00001	118.832.284	671.183	12	-
96.891.720-K	Embonor S.A.	0,158110	192.941.642	9.871.451	305.041	(15.607)
Foreign	Elsa S.A.	27,98000	97.428.680	2.493.312	27.260.545	(697.628)
Foreign	Socap SRL	20,65810	106.901.778	(2.641.241)	22.083.876	545.630
Foreign	Industrial Iquitos S.A.	23,88900	(1.002.515)	(450.067)	(239.506)	107.515
Foreign	Inansa S.A.	0,00013	51.277.088	1.500.799	65	(2)
Foreign	Embol S.A.	0,00009	43.659.050	1.945.268	42	(2)
96.972.720-K	Embonor Holdings S.A.	0,00000	195.098.721	-	1	-
Total					**49.421.036**	**(60.538)**

22. Changes in equity:

The following were the changes in equity accounts from January 1 to December 31, 2001 and 2000, in currency as of each date:

Concept	Paid-In Capital	Reserve for revaluation of shareholder equity	Premium on the sale of treasury stock	Other reserves	Accumulated Results	Fiscal year profit (loss)	Total
	TCH$	**TCH$**	**TCH$**	**TCH$**	**TCH$**	**TCH$**	**TCH$**
Balances at 01.01.2000	208.748.330	-	18.765.866	(419.493)	18.762.339	(7.580.110)	238.276.932
Profit distribution	-	-	-	-	(7.580.110)	7.580.110	-
Final dividend paid	-	-	-	-	-	-	-
Capital decrease	(7.740.064)	-	-	-	-	-	(7.740.064)
Revaluation of shareholders' equity	9.520.310	-	881.996	-	525.564	-	10.927.870
Interim dividend paid	-	-	-	-	-	-	-
Cumulative adjustment for exchange differential	-	-	-	1.389.532	-	-	1.389.532
Fiscal year profit (loss)	-	-	-	-	-	(12.987.987)	(12.987.987)
Balances at 12.31.2000	210.528.576	-	19.647.862	970.039	11.707.793	(12.987.987)	229.866.283
Balances at 12.31.2000 adjusted by 3.8%	**217.054.962**	-	**20.256.946**	**1.000.110**	**12.070.735**	**(13.390.615)**	**236.992.138**
Balances at 01.01.2001	210.528.576	-	19.647.862	970.039	11.707.793	(12.987.987)	229.866.283
Income distribution	-	-	-	-	(12.987.987)	12.987.987	-
Capital decrease	-	-	-	-	-	-	-
Revaluation of shareholders' equity	6.526.386	-	609.084	-	(39.686)	-	7.095.784
Cumulative adjustment for exchange differential	-	-	-	3.338.440	-	-	3.338.440
Fiscal year profit (loss)	-	-	-	-	-	(8.449.445)	(8.449.445)
Balances at 12.31.2001	**217.054.962**	-	**20.256.946**	**4.308.479**	**(1.319.880)**	**(8.449.445)**	**231.851.062**

According to Law 18,046, the revaluation of paid-in capital must be added to paid-in capital at the annual close of the respective fiscal years. The capital is represented by 244,420,704 Series A shares and 266,432,526 Series B shares at a paid-in value of $424.89 each. The Company's shares have no par value.

a) Number of shares

Series	No. of subscribed shares	No. of paid-in shares	No. of voting shares
A	244.420.704	244.420.704	244.420.704
B	266.432.526	266.432.526	266.432.526
Total	**510.853.230**	**510.853.230**	**510.853.230**

b) Capital

Series	Subscribed capital TCH$	Paid-in capital TCH$
A	105.922.821	105.922.821
B	111.132.141	111.132.141
Total	**217.054.962**	**217.054.962**

c) Treasury stock

c.1) Acquisition and holding of treasury stock:

Reason for share repurchase	Date of share repurchase	Share repurchase		
		No. of shares	Series	Amount TCH$
Right of withdrawal	25-01-1999	7.108.348	A	4.339.860
Right of withdrawal	16-04-1999	5.138.852	A	3.203.560
Total		**12.247.200**		**7.543.420**

c.2) Sale or decrease in treasury stock:

Reason	Date	Decrease in portfolio	
		No. of shares	Amount TCH$
Capital decrease	25-01-2000	7.108.348	4.426.656
Capital decrease	16-04-2000	5.138.852	3.313.408
Total		**12.247.200**	**7.740.064**

d) Other reserves:

According to Official Circular No. 5294 of October 20, 1998 and Technical Bulletin No. 64 on the registration of permanent investments abroad, the following can be reported as of December 31, 2001:

1) Liabilities of Coca-Cola Embonor S.A. abroad amounted to TCH$104.766.400 (US$160,000,000) and correspond to the bonds issued on the US market. This liability is allocated as follows:

Acquisition	**Amount US$**
Embotelladoras Bolivianas Unidas S.A.	10.000.000
Embotelladora Latinoamericana S.A.	150.000.000
Total	160.000.000

2) The reserve account called "Cumulative adjustment for exchange differential", due to the conversion of investments abroad, is comprised as follows:

ITEMIZATION	Embonor Holdings TCH$	Inansa S.A. TCH$	Socap S.R.L. TCH$	Iquitos S.A. TCH$	TOTAL TCH$
2000 Balances	-	4.849.353	(4.242.865)	363.551	970.039
Carryover of Investment 4/11/01	-	-	363.551	(363.551)	-
Liability hedging	-	(654.083)	(9.731.804)	-	(10.385.887)
Proportional equity value per Technical Bulletin No. 64	-	4.816.252	8.908.075	-	13.724.327
Carryover of investment 12/28/01	14.087.878	(4.816.252)	(9.271.626)	-	-
TOTALS	**14.087.878**	**4.195.269**	**(13.974.668)**	**-**	**4.308.479**

e) Shareholder Distribution

Shareholders in the Parent Company were as follows at the close of the financial statements, according to Circular No. 792 of the Superintendency of Securities and Insurance:

Type of Shareholder	Equity Interest (%)		Number of Shareholders	
	2001	2000	2001	2000
Interest of 10% or more	70.81	70.82	02	02
Interest of less than 10% with an investment greater than or equal to UF 200	28.99	28.90	166	136
Interest of less than 10% with an investment of less than UF 200	0.20	0.28	271	299
Total	100	100	439	437
Company controller	25.32	25.32	01	01

f) Dividends

The Company has not distributed dividends to its shareholders during the 2001 fiscal year.

g) Capital Decrease

At a Special Board Meeting held December 15, 1999, it was unanimously resolved not to place on the market the 12.247.200 shares in the Company acquired by Embotelladora Arica S.A. under the right of withdrawal exercised by certain shareholders. Therefore, the capital was decreased by TCH$4.426.656 on January 25, 2000 and again by TCH$3.313.408 on April 16, 2000 pursuant to article 27 of Companies Law No. 18.046.

23. Other Non-Operating Income and Disbursements:

As of December 31, 2000 and 2001 the details as follows:

a) Other non-operating income:	2001 TCH$	2000 TCH$
Profit on asset sales	152.380	113.405
Profit on sale of other products	398.900	981.934
Reversal restructuring provision (1)	2.344.494	-
Reversal of bottle and case deposits on guarantee	-	4.470.006
Profit on the sale of broken glass	33.449	143.651
Conversion differential	1.950.858	3.668.642
Other miscellaneous income	1.067.603	585.419
Total	**5.947.764**	**9.963.057**

b) Other non-operating disbursements:	2001 TCH$	2000 TCH$
Miscellaneous expenses and fees	446.858	290.961
Loss on asset sales	145.311	108.539
Bottle and case write-off	371.144	336.254
Investment expenses	-	41.995
Restructuring provision (1)	-	2.344.494
Tax in previous years (processing fee and others)	-	1.094.287
Amortization of prepaid expenses	1.704.548	3.822.098
Amortization of intangibles	1.076.309	971.405
Other miscellaneous disbursements	1.764.436	566.663
Total	**5.508.606**	**9.576.696**

(1) As of December 31, 2000, a provision was recorded in the accounts of Embonor S.A. for the adjustment of its administrative structure as well as changes to the computer systems and other items in order to adapt it to its new reality and to the requirements of The Coca-Cola Company. Within the provisioned items, the most important amount referred to the implementation of the SAP computer information and management system, at a cost to the Company fluctuating from ThUS$3.500 to ThUS$ 4.000. As a result of the world recession that is predicted and considering that the growth of the bottling companies is lower than projected, the application of SAP in the short term was postponed and it was decided to reverse the restructuring provision in order to credit other non-operating income in the amount of TCH$2.344.494.

24. Price-level Restatement

Application of price-level restatement as described in Note 2e) caused a net credit of TCH$3.976.267 against income in 2001 (a net credit of TCH$4.190.263 in 2000), as follows:

Assets - (debits) and credits	Adjustment Index	2001 TCH$	2000 TCH$
Inventories	CPI	20.622	46.267
Property, plant and equipment	CPI	703.694	5.459.469
Investment in related companies	CPI	56.811	93.490
Other non-monetary assets	CPI	7.631.661	16.115.499
Expense and cost accounts	CPI	1.676.050	2.445.290
Total		**10.088.838**	**24.160.015**

Liabilities and equity - (debits) and credits	Adjustment Index	2001 TCH$	2000 TCH$
Equity	CPI	(7.095.784)	(11.266.634)
Bank debt	UF	(1.730.326)	(525.854)
Bonds	U.F.	(2.416.511)	(5.810.831)
Other non-monetary liabilities	CPI-U.F.	(889.798)	(8.406.961)
Income accounts	CPI	(1.932.686)	(2.339.998)
Total		**(14.065.105)**	**(28.350.278)**
(Loss) due to price-level restatement		**(3.976.267)**	**(4.190.263)**

25. Exchange Differential

The application of price-level restatement as described in Note 2e) and f) caused a net debit of TCH$3.543.611 in 2001 for the exchange differential (a net charge of TCH$299.905 in 2000), as follows:

Line	Currency	Amount 2001 TCH$	Amount 2000 TCH$
Accounts and documents receivable	Dollar	1.009.471	(3.155.986)
Inventory	Dollar	520.876	4.604.039
Other non-monetary assets	Dollar	4.915.940	1.189.658
Total (Debits) Credits		**6.446.287**	**2.637.711**
Bank debt	Dollar	-	(1.250.202)
Bonds	Dollar	(182.874)	(106.357)
Documents and accounts payable	Dollar	(688.093)	(1.986.888)
Other non-monetary liabilities	Dollar	(2.031.709)	405.831
Total (Debits) Credits		**(2.902.676)**	**(2.937.616)**
Profit on exchange differential		**3.543.611**	**(299.905)**

26. Extraordinary Items

On October 2, 2001, the subsidiary Embonor S.A. received from the Internal Revenue Service a tax return due to tax losses in the amount of TCH$ 5.919.594, which was paid through the Treasury (As of December 2000, the amount of TCH$6.001.133 was provisioned, which amounted to TCH$6.187.170 as of December 31, 2001 after adjustment). As of December 31, 2001, the recoverable taxes meant an accrual for tax losses benefit in the amount of TCH$3.494.360.

27. Expenses of issuance and placement of bonds:

The expenses of issuance and placement of Bonds in the U.S. and Chilean market are as follows:

2001	Deferred Expenses TCH$	Increase TCH$	Amortization TCH$	Balance TCH$
U.S. Bonds	3.767.387	-	(635.939)	3.131.448
Chile Bonds	4.686.844	543.952	(650.358)	4.580.438
Total	**8.454.231**	**543.952**	**(1.286.297)**	**7.711.886**

2000	Deferred Expenses TCH$	Increase TCH$	Amortization TCH$	Balance TCH$
U.S. Bonds	3.718.970	717.725	(669.308)	3.767.387
Chile Bonds	-	5.069.345	(382.501)	4.686.844
Total	**3.718.970**	**5.787.070**	**(1.051.809)**	**8.454.231**

28. Cash flow statement

(a) Composition of cash and cash equivalent: As of December 31, 2001 and 2000, the Company has considered the following items as cash and cash equivalent:

	2001 TCH$	2000 TCH$
Cash and Banks	6.652.191	3.578.362
Time Deposits	16.892.092	569.506
Negotiable securities	4.063.931	288.787
Total	**27.608.214**	**4.436.655**

(b) Investment activities relating to future cash flows are as follows:

	Amount TCH$	Remaining Months
Incorporation of assets in leasing	2.317.104	116
Total	**2.317.104**	**116**

(c) Other income received breaks down as follows:

	2001 TCH$	2000 TCH$
Net collection of guarantee deposits	545.365	129.406
Sale of broken glass and others not in use	67.338	66.149
Tax return on Williamson Balfour S.A. income in 2001 tax year	349.231	-
Tax return of Embonor S.A. income in 2001 tax year	5.919.594	-
Share in advertising	114.402	-
Recovery of other income	570.982	-
Sale of promotional articles	615.605	299.827
Miscellaneous services (processing)	779.720	85.694
Rentals and claims against third-parties	434.905	-
Sale of investment in subsidiary	423.348	-
Sales of assets and other products	739.283	722.098
Other	571.688	270.780
Total	**11.131.462**	**1.573.954**

(d) Other funding disbursements:

	2001 TCH$	2000 TCH$
Stamp taxes on loans	-	669.747
Bank loan fees	-	253.350
Other	124	68
Total	**124**	**923.165**

29. Derivatives Agreements:

On December 10, 2001, the Company recognized a loss of TCH$109.010 on a forward agreement entered into to hedge the cash flow risk. This transaction was settled as of December 31, 2001.

During the fiscal year ending December 31, 2000, the Company recognized a profit of TCH$860.266 and TCH$591.371 on forward agreements contracted to hedge eventual exchange risk in the payment of debts in foreign currency. These transactions were settled on May 31 and November 21, 2000.

30. Contingencies and commitments

As of December 31, 2001 and 2000, there were no liens or guarantees of the Parent Company or subsidiaries nor mortgages nor were their assets given in guarantee, except as shown in Note 30 a) and b).

(a) Direct commitments

As of December 31, 2001 there were no direct commitments.

As of December 31, 2000, the situation was as follows:

The Parent Company became guarantor of a syndicated bank loan of US$200 million held by wholly owned subsidiary, Embotelladora Arica Overseas. The loan was granted on May 20, 1999 and is secured by all the Company's shares in its subsidiaries.

A pledge without conveyance pursuant to Law 18.112 was established in the public deed dated May 20, 1999, notarized by Ms. Maria Gloria Acharán Toledo of Santiago, to secure full, total and timely compliance with the credit agreement obligations. The pledge encompasses production line machines and equipment of the Viña del Mar and Talca plants of Embotelladoras Williamson Balfour S.A.. These pledges were released in January 2001.

The same public deed stipulated a first mortgage in favor of Morgan Guaranty Trust Company of New York et al on the real estate owned by the Viña del Mar Plant. A prohibition to encumber and convey that property was established in favor of the same creditors in the same deed of mortgage. This mortgage was released during January 2001.

(b) Indirect commitments:

As of December 31, 2001, there were no indirect commitments.

As of December 31, 2000, the situation was as follows:

By public deed of May 20, 1999 and of June 15, 1999, both notarized by Ms. Maria Gloria Acharan Toledo of Santiago, the subsidiaries of Embonor S.A. entered into a contract to become guarantors of Embotelladora Arica Overseas loan facility for US$200 million, signed April 27, 1999 with an international bank syndicate. This obligation was canceled during the 2000 fiscal year.

The subsidiary Inversora Los Andes S.A. maintained a pledge on all its shares in favor of Morgan Guaranty Co. of New York for a syndicated loan of US$200 million granted to the Parent Company on April 27, 1999. This pledge was released in January 2001.

A pledge without conveyance pursuant to Law 18112 was also established by the same aforementioned public deed to ensure full, total and timely compliance with the obligations assumed. The pledge encompassed production line machines and equipment of the Viña del Mar and Talca plants. It was released in January 2001.

(b) Lawsuits or other legal actions

Sociedad de Cartera del Pacifico S.R.L. and Embotelladora Latinoamericana S.A. (ELSA) are parties to various legal, labor and tax lawsuits relating to their operations in Peru. In the opinion of the Management and legal counsel, the outcome of these processes will not mean significant expenses for the Company.

The principal processes in relation to these matters are:

1) The tax authorities have required the Company to pay the General Sales Tax (IGV) on the value of the Kola Inglesa and San Luis trademarks, acquired by Porvent S.A. in March 1997. Pursuant to Peruvian tax law, intangible assets are assessed by the IGV only if they are contained in tangible objects, and, in the case of imports, if the seller is Peruvian.

   Company Management and legal counsel consider that this tax does not apply to this transaction. The IGV and fines of the tax authorities amount to approximately TCh$18.043.652. It should also be mentioned that If the Company must ultimately pay the IGV, it may be used as a credit against future payments of said tax.

2) The Company did not pay the Minimum Income Tax (IMR) for the year ending December 31, 1996, on the basis of a resolution rendered by the Constitutional Court of Peru in October 1996 in favor of two other entities. This resolution established that the IMR was not applicable to those companies because they suffered tax losses in that period.

   The Company filed legal action to prevent any attempt by the tax authority to enforce this tax. Company Management and legal counsel opine that the outcome will be favorable to the Company in these actions.

3) The tax authorities have made inquires about the fiscal credit used in the period from April 1997 to March 1998. This inquiry is related to the write-offs of returnable glass and plastic bottles that were made, according to an appraisal, before two years as from the date of purchase. Pursuant to governing law, the General Sales Tax used as a fiscal credit that is assessed on the purchase of those containers must be returned if the related assets have been sold or written off within two years of the purchase date. The amount claimed by the tax authorities for the period under audit totals approximately TCH$3.236.115. Additionally, there exists an unquantified contingent liability related to this matter for the years subject to audit.

4) The tax authorities have audited the 1999 period. This audit was conducted from October 18, 2000 to March 20, 2001. The auditors discovered selective excise tax and general sales tax in 737 voided invoices not initially disclosed to the auditors. The taxes and interest represent approximately TCH$455.621.

d) Restrictions:

U.S. Bonds

The placement of Bonds for US$160.000.000 by Coca-Cola Embonor S.A. on the U.S. market is not subject to obligations, limitations and prohibitions.

Chile Bonds

The placement of Bonds for UF 4.400.000 by Coca-Cola Embonor S.A. on the Chilean market is subject to the following obligations, limitations and prohibitions:

(i) The debt ratio in its individual and consolidated quarterly financial statements must be no more than 1.20 at all times.

(ii) The financial expense ratio in consolidated quarterly financial statements must be no less than 2.1 as of December 31, 2000, 2.2 through March 30, 2001 and 2.5 from December 31, 2001 onward. This ratio must be calculated for the last twelve months as of the date of the corresponding Uniform Codified Statistical Record (FECU).

Chilean Syndicated Loan

The Syndicated Loan received by Coca-Cola Embonor S.A. on the Chilean market amounting to UF 3.460.000 is subject to the following obligations, limitations and prohibitions:

(i) The debt/equity ratio in its consolidated quarterly financial statements must be no more than 1.20 at all times.

(ii) The financial expense ratio in consolidated quarterly financial statements must be no less than 2.5 at all times. This ratio must be calculated for the last twelve months as of the date of the corresponding Uniform Codified Statistical Record (FECU).

(iii) Equity must be no less than UF 14.233.000 at December 31 each year.

31. Third-party guarantees

There are no guarantees or securities received from third parties in favor of the Parent Company and its subsidiaries as of December 31, 2001 and 2000.

32. Local and Foreign Currency:

Balances of assets and liabilities in foreign currency, included in the financial statements as of December 31, 2001 and 2000, are summarized as follows:

a) Assets:

Line	Currency	Amount	Amount
		2001	2000
		TCH$	TCH$
Cash	Non-adjustable pesos	4.109.896	1.649.745
	Dollars	565.271	224.733
	Bolivians	591.019	120.446
	New Soles	1.386.005	1.583.438
Time deposits	Dollars	15.318.923	569.506
	Non-adjustable pesos	-	-
	New Soles	1.573.169	-
Marketable securities	Non-adjustable pesos	4.063.931	288.787
Sales receivables	Non-adjustable pesos	7.831.999	8.164.131
	Dollars	52.646	72.379
	Bolivians	2.692.485	1.183.547
	New Soles	4.020.901	4.323.784
Documents receivable	Non-adjustable pesos	7.256.825	8.182.195
	Dollars	2.410	9.873
	Bolivians	462.849	509.623
	New Soles	143.424	84.205
Sundry receivables	Non-adjustable pesos	643.172	1.451.393
	Dollars	82.700	82.820
	Bolivians	378.522	718.698
	New Soles	1.318.120	1.049.485

Line	Currency	Amount	Amount
		2001	2000
		TCH$	TCH$
Accounts and documents related companies	Adjustable pesos	-	-
	Non-adjustable pesos	168.878	161.154
	Dollars	310.820	44.782
	New Soles	-	111.585
Inventories	Non-adjustable pesos	3.581.289	2.443.113
	Dollars	4.183.359	5.008.502
	Bolivians	757.342	821.074
	New Soles	1.671.906	1.715.635
Recoverable taxes	Non-adjustable pesos	3.599.186	6.512.790
	New Soles	2.385.919	2.176.959
	Bolivians	-	-
Prepaid expenses	Non-adjustable pesos	2.716.032	2.069.204
	Dollars	1.630.359	262.097
	Bolivians	231.368	57.113
	New Soles	156.792	214.767
Deferred taxes	Non-adjustable pesos	477.095	-
Other current assets	Non-adjustable pesos	887.800	944.005
	Dollars	418.130	928.933
	New Soles	2.032.241	1.352.940
	Bolivians	885.549	-
Total current assets		**78.588.332**	**55.093.438**
Land	Non-adjustable pesos	3.551.740	3.551.740
	Dollars	2.652.428	2.393.245
	New Soles	6.761.679	6.277.434
Buildings and Infrastructure	Non-adjustable pesos	23.808.006	23.063.618
	Dollars	4.553.246	5.518.536
	New Soles	17.076.381	15.756.913
Machinery and equipment	Non-adjustable pesos	37.473.638	36.379.722
	Dollars	24.479.166	22.536.330
	New Soles	55.177.917	52.276.583
Other fixed assets	Non-adjustable pesos	50.814.269	46.562.320
	Dollars	25.436.529	19.603.577
	New Soles	56.259.079	48.348.312
Higher value in technical reappraisal of property, plant and equipment	Non-adjustable pesos	1.811.147	1.816.854
Accumulated Depreciation	Non-adjustable pesos	(52.393.731)	(45.447.267)
	Dollars	(14.699.109)	(11.163.895)
	New Soles	(72.358.109)	(62.092.713)
Total property, plant and equipment		**170.404.276**	**165.381.309**

Line	Currency	Amount 2001 TCH$	Amount 2000 TCH$
Investment in related companies	Non-adjustable pesos	984.800	1.253.750
	Dollars	623.360	635.672
Investment in other companies	Non-adjustable pesos	941	941
	Dollars	72.828	66.614
	New Soles	36.973	32.563
Goodwill	Non-adjustable pesos	217.264.219	231.295.518
	Dollars	67.521.655	64.620.346
	New Soles	11.404.280	9.296.738
Long-term receivables	Dollars	223.819	268.181
	New Soles	-	-
Intangibles	Non-adjustable pesos	19.007	19.068
	Dollars	-	-
	New Soles	21.161.580	19.138.206
Amortization	Non-adjustable pesos	(2.447)	(2.028)
	Dollars	-	-
	New Soles	(4.945.540)	(3.517.093)
Other	Non-adjustable pesos	7.210.106	8.374.466
	Dollars	-	-
Total other assets		**321.575.581**	**331.482.942**
Total assets		**570.568.189**	**551.957.689**
	Non-adjustable pesos	**325.877.798**	**338.735.219**
	Dollars	**133.428.540**	**111.682.231**
	New Soles	**105.262.717**	**98.129.738**
	Bolivians	**5.999.134**	**3.410.501**

b) Liabilities:

Line	Currency	Out to 90 days				From 90 days to 1 year			
		2001		2000		2001		2000	
		Amount TCH$	Annual average interest rate	Amount TCH$	Annual average interest rate	Amount TCH$	Annual average interest rate	Amount TCH$	Annual average interest rate
CURRENT LIABILITIES									
Short-term bank debt	Adjustable pesos	-	-	-	-	-	-	-	-
	New Soles	-	-	3.045	9.0%	-	-	-	-
	Dollars	-	-	-	-	-	-	-	-
Long-term bank debt – short-term portion	Adjustable pesos	-	-	606.906	7.0%	14.578.759	TAB+1.4%	-	-
	New Soles	-	-	-	-	-	-	208.579	9.0%
	Dollars	44.008	13.0%	-	-	12.784	13,0%	-	-
Bonds – short-term portion	Adjustable pesos	2.038.262	7.0%	2.074.422	7.0%	-	-	-	-
	Dollars	2.945.827	9.875%	2.751.478	9.875%	-	-	-	-
Accounts payable	Dollars	5.553.131	-	4.268.595	-	-	-	1.362.316	-
	New Soles	2.547.715	-	2.263.865	-	-	-	-	-
	Non-adjustable $	6.635.730	-	4.714.312	-	-	-	-	-
	Bolivians	279.928	-	406.358	-	-	-	-	-
Documents payable	Dollars	1.635.973	-	1.095.644	-	-	-	6.979	-
	New Soles	149.704	-	301.327	-	-	-	-	-
Sundry payables	Non-adjustable $	944.976	-	648.402	-	-	-	-	-
	Dollars	-	-	-	-	-	-	-	-
	New Soles	860.863	-	1.578.172	-	-	-	-	-
	Bolivians	-	-	-	-	-	-	-	-
Intercompany documents and accounts payable	Non-adjustable $	4.521.446	-	821.914	-	304.994	-	16.979	-
	Dollars	2.778.578	-	2.239.696	-	-	-	840	-
	New Soles	659.649	-	939.429	-	-	-	-	-

Line	Currency	Out to 90 days				From 90 days to 1 year			
		2001		2000		2001		2000	
		Amount TCH$	Annual average interest rate	Amount TCH$	Annual average interest rate	Amount TCH$	Annual average interest rate	Amount TCH$	Annual average interest rate
CURRENT LIABILITIES									
Provisions	Non-adjustable $	241.341	-	2.300.145	-	63.051	-	1.620.568	-
	New Soles	2.689.490	-	2.158.138	-	-	-	-	-
	Bolivians	1.109.089	-	772.287	-	-	-	-	-
	Dollars	770.205	-	-	-	1.422.878	-	-	-
Withholdings	Non-adjustable $	2.843.884	-	3.344.757	-	-	-	-	-
	New Soles	1.833.928	-	1.531.098	-	-	-	-	-
	Bolivians	1.353.370	-	1.093.783	-	-	-	-	-
Income tax	Non-adjustable $	-	-	35.733	-	-	-	-	-
Deferred tax	Non-adjustable $	-	-	-	-	-	-	143.739	
Other current liabilities	Non-adjustable $	57.313	-	-	-	57.314	-	-	-
Total current liabilitiers	**Non-adjustable $**	**15.244.690**	**-**	**11.865.263**	**-**	**425.359**	**-**	**1.781.286**	**-**
	Adjustable $	**2.038.262**	**-**	**2.681.328**	**-**	**14.578.759**	**-**	**-**	**-**
	Dollars	**13.727.722**	**-**	**10.355.413**	**-**	**1.435.662**	**-**	**1.370.135**	**-**
	New Soles	**8.741.349**	**-**	**8.775.074**	**-**	**-**	**-**	**208.579**	**-**
	Bolivians	**2.742.387**	**-**	**2.272.428**	**-**	**-**	**-**	**-**	**-**

As of December 31, 2001:

Line	Currency	1 to 3 years		3 to 5 years		5 to 10 years		More than 10 years	
		Amount TCH$	Annual average interest rate	Amount TCH$	Annual average interest rate	Amount TCH$	Annual average interest rate	Amount TCH$	Annual average interest rate
LONG-TERM LIABILITIES									
Bank debt	Adjustable $	33.761.282	TAB+1.4%	8.440.321	TAB+1.4%	-	-	-	-
	Dollars	179.859	13.0%	261.609	13.0%	-	-	-	-
Bonds	Adjustable $	39.632.237	7.0%	-	-	-	-	25.288.436	6,75%
	Dollars	-	-	104.766.400	9.875%	-	-	-	-
Long-term provisions	Non-adjustable $	317.099	-	144.960	-	217.439	-	207.932	-
	New Soles	-	-	-	-	-	-	-	-
	Bolivians	-	-	831.847	-	-	-	-	-
Long-term deferred tax	Non-adjustable $	347.210	-	212.240	-	467.631	-	99.984	-
	New Soles	7.648.410	-	-	-	-	-	-	-
Other long-term liabilities	Adjustable $	602.447	-	401.631	-	1.004.079	-	-	-
	Non-adjustable $	350.206	-	4.188	-	71.998	-	2.083.362	-
	New Soles	1.564.296	-	-	-	-	-	-	-
	Bolivians	-	-	1.454.798	-	-	-	-	-
Total long-term liabilities	**Adjustable $**	**73.995.966**	**-**	**8.841.952**	**-**	**1.004.079**	**-**	**25.288.436**	**-**
	Non-adjustable $	**1.014.515**	**-**	**361.388**	**-**	**757.068**	**-**	**2.391.278**	**-**
	Dollars	**179.859**	**-**	**105.028.009**	**-**	**-**	**-**	**-**	**-**
	New Soles	**9.212.706**	**-**	**-**	**-**	**-**	**-**	**-**	**-**
	Bolivians	**-**	**-**	**2.286.645**	**-**	**-**	**-**	**-**	**-**

As of December 31, 2000:

Line	Currency	1 to 3 years		3 to 5 years		5 to 10 years		More than 10 years	
		Amount TCH$	Annual average interest rate	Amount TCH$	Annual average interest rate	Amount TCH$	Annual average interest rate	Amount TCH$	Annual average interest rate
LONG-TERM LIABILITIES									
Bank debt	Adjustable $	30.940.473	TAB+1.4%	25.314.932	TAB+1.4%	-	-	-	-
	Dollars	-	-	-	-	-	-	-	-
	New Soles	11.288	8.0%	-	-	-	-	-	-
Bonds	Adjustable $	-	-	46.256.250	7.0%	-	-	25.282.415	6,75%
	Dollars	-	-	-	-	88.462.771	9.875%	-	-
Long-term deferred tax	Non-adjustable $	43.973	-	118.600	-	177.916	-	63.043	-
	New Soles	5.293.136	-	-	-	-	-	-	-
Long-term provisions	Non-adjustable $	1.981.515	-	155.471	-	198.657	-	99.329	-
	New Soles	561.295	-	-	-	-	-	-	-
	Bolivians	-	-	585.353	-	-	-	-	-
Other long-term liabilities	Non-adjustable $	153.729	-	4.511	-	127.447	-	2.243.996	-
	New Soles	862.954	-	-	-	-	-	-	-
	Bolivians	-	-	1.577.918	-	-	-	-	-
Total long-term liabilities	**Adjustable $**	**30.940.473**	**-**	**71.571.182**	**-**	**-**	**-**	**25.282.415**	**-**
	Non-adjustable $	**2.179.217**	**-**	**278.582**	**-**	**504.020**	**-**	**2.406.368**	**-**
	Dollars	**-**	**-**	**-**	**-**	**88.642.771**	**-**	**-**	**-**
	New Soles	**6.728.673**	**-**	**-**	**-**	**-**	**-**	**-**	**-**
	Bolivians	**-**	**-**	**2.163.271**	**-**	**-**	**-**	**-**	**-**

33. Sanctions:

No sanctions have been applied to the Parent Company, its subsidiaries, their directors or managers by the Superintendency of Securities and Insurance or other administrative authorities.

34. Research and Development Expenses:

As of December 31, 2001 and 2000, neither the Parent Company nor its Subsidiaries had made disbursements for research and development as defined in Circular No. 981 of the Superintendency of Securities and Insurance.

35. Board Compensation:

The Parent Company and its subsidiaries made payments of allowances and compensation to Directors amounting to TCH$255.919 for the 2001 fiscal year and TCH$262.143 for the 2000 fiscal year.

36. Material Events

Coca-Cola Embonor S.A.

1. Resignation of Directors

On January 29, 2001, the Superintendency of Securities and Insurance was informed of the resignation of the Regular Board members of the Company, Mrs. Vinita Bali and Mr. Timothy Hass, in December 2000, and their corresponding replacement by the alternate directors, Messrs. Jorge Hurtado Garretón and Rodrigo Romero Cabezas.

2. Shareholders Meeting

The Regular Shareholders Meeting of Coca-Cola Embonor S.A. was held on April 26, 2001, and the following resolutions adopted:

- **Approval of 2000 Annual Report:** The meeting approved the Annual Report, Balance Sheet and Financial Statements for the fiscal year from January 1 to December 31, 2000.

- The Company Board of Directors was elected as follows:

Regular Directors	Alternates
Hernán Vicuña Reyes	Juan Mackenna Iñiguez
Manuel Antonio Tocornal Astoreca	Manuel Antonio Tocornal Blackburn
Diego Vicuña García-Huidobro	José Tomás Errázuriz Grez
Jorge Lesser García-Huidobro	Eugenio Tagle Barriga
Glenn Jordan	Rodrigo Romero Cabezas
Leonidas Vial Echeverría	José Miguel Barros v.H.t.W.
Mariano Rossi	Gerardo Beramendi

3. Special Shareholders Meeting

A special shareholders meeting of Coca-Cola Embonor S.A. was held on April 26, 2001 after the regular shareholders meeting. The following was agreed:

a) It was approved that the comptrollers of the Company make use of the benefit provided in transitory article 10 of Law No. 19.705 of December 20, 2000, which governs public tender offers for shares and establishes the corporate governance regime.

b) The corporate by-laws were amended to show the legal reduction in corporate equity as well as the special voluntary share exchange.

4. Incorporation of Embonor Holdings S.A.

As a part of the restructuring policy for the Company's investments and transactions abroad, Coca-Cola Embonor S.A., together with its subsidiary Embonor S.A. agreed, on December 12, 2001, to establish a subsidiary organized as a closed corporation under the name of Embonor Holdings S.A. that will assume the investments and operations performed abroad by Coca-Cola Embonor S.A.. This project shall be implemented with the contribution in ownership to be made to Embonor Holdings S.A. of all the corporate interests held by Coca-Cola Embonor S.A. in its foreign subsidiaries.

Embonor S.A.

(a) On October 2, 2001, the Company received from the Internal Revenue Service, through the Treasury, a tax return due to tax benefits in the amount of TCH$5.919.594.

(b) On December 31, 2001, the Company recorded a credit to income related to income taxes, due to a tax benefit arising from tax losses, in the amount of TCH$3.494.260.

Inansa S.A.

On March 31 and April 29, 2000, the Oruro and Sucre plants temporarily shut down production and were transformed into distribution centers that receive products from the La Paz and Cochabamba plants. As of December 31, 2000, the value of these plants, shown for consolidation purposes, was reduced by TCH$243.295 and TCH$182.681 in order to express them at their net values recorded in the accounting ledgers in Bolivia. These net values do not exceed the values of the future revenue streams that those assets might generate if the Company decides to resume production at those plants. These plants were fully depreciated during 2001.

37. Subsequent events

There are no material subsequent events as of December 31, 2001 to the date of preparation of these financial statements that affect or will affect the assets, liabilities and/or results of the Parent Company and its Subsidiaries.

38. The Environment

The Parent Company and its Subsidiaries have developed the following environmental protection projects. The expenses of those projects are shown below:

Concept	**Earmarked TCH$**	**Spent TCH$**
Effluent Treatment	241.342	185.453
Environmental Statements	6.831	4.246
Operating Cost	156.450	982
Total	**404.623**	**190.681**

EXPLANATORY ANALYSIS

I) 2001 vs. 2000

The consolidated sales volume was 174.8 million unit cases, which represents a 0.1% increase compared to the previous year. Broken down by country, the sales volume dropped 4.4% in Chile, rose 4.0% in Peru and 1.6% in Bolivia. Operating income rose 0.1% on a consolidated level to a total of TCH$231.197.380 (MUS$353.086,3). Operating profit increased 27.1% to a total of TCH$24.677.969 on a consolidated level (MUS$37.688,4), which represents 10.7% of revenues compared to 8.4% in the previous year. In 2001, the operating cash flow was TCH$44.418.857 (MUS$67.836,8) (operating profit (loss) + depreciation), an increase of 9.7% compared to the previous year, which accounts for 19.2% of consolidated revenues. There was a non-operating loss of TCH$34.232.265 (MUS$52.279,8) compared to a loss of TCH$37.540.251 in the previous year. The drop in the non-operating loss is due to the significant fall in interest expense as a result of the renegotiation of the Company's liabilities during 2000 and the lower debit of other non-operating disbursements because all of the expenses of prepaying the foreign syndicated loan for US$200 million were debited against income in 2000. In addition, the exchange differential in 2001 was positive while there was a debit to income in 2000. The non-operating loss was heavily impacted by the amortization of goodwill in the amount of TCH$17.209.144. This is a book debit not representing cash flow.

There was a net loss of TCH$8.449.445, which compares favorably to the loss of TCH$13.390.615 in 2000. It represents an improvement of 36.9%.

Chilean Operation

The economic situation in Chile resulted in a decrease of 4.4% in physical sales. This impact was also transferred to sales revenues, which totaled TCH$114.986.441 (MUS$175.608,1), or a drop of 6.9% compared to the previous year. Operating profit totaled TCH$16.357.737 (MUS$24.981,7), which is a decrease of 7.4% compared to the previous year. The operating profit accounts for 14.2% of revenues from this operation, which is virtually the same figure as the previous year, when it was 14.3%. Operating cash flow (operating profit (loss) + depreciation) in the Chilean operation totaled TCH$23.873.647 (MUS$36.460,0), which represents 20.8% of revenues compared to 21.5% in the previous year.

Peruvian Operation

In Peru, physical sales rose 4.0% compared to the previous year. Net revenues totaled TCH$80.664.635 (MUS$123.191,6), which represents a 7.8% increase in relation to 2000. The operating profit was TCH$4.957.290 (MUS$7.570,8) and the operating cash flow (operating profit (loss) + depreciation) was TCH$13.784.040 (MUS$21.051,1), which accounts for 17.08% of revenues compared to 12.0% in the previous year.

Bolivian Operation

In Bolivia, physical sales rose 1.6% with respect to the previous year. Net revenues totaled TCH$35.546.304 (MUS$54.286,6), which represents a 10.4% increase in relation to 2000. Operating profit totaled TCH$3.362.942 (MUS$5.135,9) and the operating cash flow (operating profit (loss) + depreciation) was TCH$6.761.170 (MUS$10.325,7), which accounts for 19.02% of revenues in comparison to 15.0% in the previous year.

Financial economic indicators

The principal financial-economic indicators related to the consolidated financial statements as os December 31, 2001 and 2000 are shown below:

Concepts	**2001**	**2000**
Liquidity		
Current assets	78.588.332	55.093.438
Current liabilities	58.934.190	39.309.506
Liquidity	**1.33**	**1.40**
Acid ratio		
Current assets – Inventories	68.394.436	45.105.114
Current liabilities	58.934.190	39.309.506
Acid ratio	**1.16**	**1.15**
Debt ratio		
Current liabilities + Long-term liabilities	289.296.091	270.006.478
Equity + Minority interest	281.272.098	281.951.211
Debt ratio	**1.03**	**0.96**
Current liabilities/Total debt	**20.37%**	**14.56%**
Long-term debt/Total debt	**79.63%**	**85.44%**
Financial expenses coverage		
EBIT+FE-FI+A+D+OIE+PLR-Loss in Related Companies	48.640.081	50.119.243
Net financial expenses	16.705.673	16.624.272
Coverage	**2.91**	**3.01**
ACTIVITY		
Total assets	570.568.189	551.957.689
Inventories rotation		
Cost of sales	136.764.318	138.171.534
Average inventories	10.091.110	17.256.392
Inventories rotation	**13.55**	**8.01**

Concepts	2001	2000
Permanent Inventories		
Average inventories	10.091.110	17.256.392
Cost of sales	136.764.318	138.171.534
Inventories permanence	**26.93**	**45.59**
Net sales		
Chile	114.986.441	123.457.679
Perú	80.664.635	74.825.590
Bolivia	35.546.304	32.682.213
Consolidated	**231.197.380**	**230.965.482**
Sales in thousand unit cases		
Chile	70.54	73.77
Perú	75.81	71.88
Bolivia	28.43	27.97
Consolidated	**174.78**	**173.62**
Cost of sales		
Chile	(70.143.241)	(73.882.537)
Perú	(46.072.931)	(43.183.578)
Bolivia	(20.548.146)	(21.105.419)
Consolidated	**(136.764.318)**	**(138.171.534)**
Operating Income	24.677.969	19.412.760
Financial expenses	(17.974.773)	(20.006.708)
Non-operating income	(34.232.265)	(37.540.251)
EBITDA	48.640.081	50.119.243
Income (loss) before income taxes	(9.554.296)	(18.127.491)
Profitability		
Return on Equity		
Income (loss) net	(8.449.445)	(13.390.615)
Average equity	234.421.600	250.201.450
Return on equity	**-3.6%**	**-5.35%**
Return on Assets		
Income (loss) net	(8.449.445)	(13.390.615)
Average assets	561.262.939	571.500.390
Return on Assets	**-1.51%**	**-2.34%**

Concepts	2001	2000
Average operating assets	219.365.430	219.888.065
Return on average operating assets	**-3.85%**	**-6.09%**
Income (loss) per share		
Income (loss) net	(8.449.445)	(13.390.615)
Number of subscribed and paid-in shares	510.853.230	510.853.230
Income (loss) per share	**-16.54**	**-26.21**
Dividend return:		
Series A		
Dividends paid in year/No. of shares in series	0.00	0.00
Closing price of share	330	200
Dividend return	0.00%	0.00%
Series B		
Dividends paid in year/No. of shares in series	0.00	0.00
Closing price of share	330	230
Dividend return	0.00%	0.00%

II. Analysis of Balance Sheet

As of December 31,

	2001 TCH$	2000 TCH$	Variations TCH$	Variations %
Current assets	78.588.332	55.093.438	23.494.894	42.65%
Property, plant and equipment	170.404.276	165.381.309	5.022.967	3.04%
Other assets	321.575.581	331.482.942	(9.907.361)	-2.99%
Total Assets	**570.568.189**	**551.957.689**	**18.610.500**	**3.37%**
Current liabilities	58.934.190	39.309.506	19.624.684	49.92%
Long-term liabilities	230.361.901	230.696.972	(335.071)	-0.15%
Minoritary interest	49.421.036	44.959.073	4.461.963	9.92%
Equity	231.851.062	236.992.138	(5.141.076)	-2.17%
Total liabilities and equity	**570.568.189**	**551.957.689**	**18.610.500**	**3.37%**

There is an increase of TCH$23.494.894 in current assets when comparing the composition of the consolidated balance sheet. This is due mainly to the increase in cash and banks, time deposits and marketable securities. Moreover, there was a rise of TCH$19.624.684 in current liabilities. This increase in current liabilities is explained by the transfer to short term part of the principal under the syndicated loan owed by the Company, which must be paid during 2002. This change results in a decrease in the Company's liquidity ratio, which went from 1.40 to 1.33.

There was also an improvement in operating ratios. Inventory turnover went from 8.01 to 13.55 and there was a drop in inventory permanence from 46 to 27 days. The ratio of consolidated debt to equity plus minority interest rose from 0.96 to 1.03 given the increase, in pesos, of dollar debt and the drop in equity due to the fiscal year loss.

III. Analysis of Book Values and the Economic Value of Assets

The following is noted regarding the principal assets of the company and its subsidiaries:

(a) Given the high turnover of items, the book values of working capital represent their market prices.

(b) The fixed assets of domestic companies are shown at their acquisition price, after price-level restatement. The book values of the property plant and equipment of Embonor S.A. (formerly Empresas Williamson Balfour) which were acquired during 1999 do not differ from their market values. The property plant and equipment of foreign companies are appraised according to the provisions in Technical Bulletin No. 64 of the Chilean Accountants Association. It was determined at the time of acquisition that the book values were distorted in comparison to a reasonable market price, so the property plant and equipment were adjusted to their market price based on external appraisals. The book values do not at this time differ from market prices.

All property plant and equipment considered dispensable are appraised at the respective sale prices. The capacity of these fixed assets to generate flows has also been evaluated, which will help cover the cost of depreciation during their remaining useful life.

(c) The stock investments by the Company in companies in which it has a significant influence have been appraised according to the proportional equity value method (VPP) and the interest of the company in the income of the issuer, was recognized on an accrual basis. Unrealized income on transactions between related companies was eliminated.

(d) The goodwill arising from the differences between the proportional equity value of the investment and the value paid on the date of purchase of the investments is shown at the acquisition price, after price-level restatement, and amortized in a period of 20 years according to Circular No. 1.358 of the Superintendency of Securities and Insurance.

In summary, the assets are shown according to generally accepted accounting principles and instructions issued by the Superintendency of Securities and Insurance. Therefore, these amounts do not exceed their net market values.

IV. Analysis of the Principal Components of Cash Flow.

Summary Consolidated Statements of Cash Flow
For the years ending December 31,

	2001 TCH$	2000 TCH$	Variations TCH$	Variations %
Net Cash flow from operating activities	32.351.390	12.974.257	19.377.133	149.35%
Net Cash flow from finance activities	287.680	6.584.429	(6.296.749)	-95.63%
Net Cash flow from investment activities	(9.641.533)	(38.139.268)	28.497.735	74.72%
Total Net cash flow for the period	**22.997.537**	**(18.580.582)**	**41.578.119**	**223.77%**

The Company and its subsidiaries generated a positive flow of TCH$22.997.537 during the 2001 fiscal year, which implied a variation of TCH$41.578.119 compared to the previous year. This flow can be broken down as follows:

Operating activities generated a positive flow of TCH$32.351.390, which is better by TCH$19.377.133 than the one generated in the same period in the previous year. The difference is due mainly to the improved collection of sales receivables and other income.

Financing generated a positive flow of TCH$287.680, which meant a negative change of TCH$6.296.749 compared to the previous year. The difference stems principally from the recording of loans and placement of bonds on the Chilean market in the previous year.

Investment activities resulted in a negative flow of TCH$9.641.533, which is TCH$28.497.735 better than the investment flow in 2000. This variation is principally the result of recording permanent investments, securities investments and loans to related companies in 2000.

V. Analysis of Market Risk

(a) Debt Risk

Interest-bearing debt dropped during 2000, to the equivalent to US$365 million as of December 31st. There was a significant restructuring of interest-bearing liabilities through the issue of long- and short-term bonds on the Chilean market for a total of UF 4.400.000 and a syndicated loan for close to UF 3.460.000. The principal benefits from this restructuring were the significant reduction in exposure to exchange rate fluctuations since approximately 60% of the consolidated debt is in UF. The interest rate on interest-bearing debt was also reduced. As of December 31, 2001, US$160 million was owed to third parties, recognized in foreign currency. The exchange rate risk has been minimized for this debt because these monies are invested in assets abroad which are controlled in dollars. Therefore, there is a natural hedging according to Technical Bulletin No. 64 of the Chilean Accountants Association.

50% of total operating revenue of the company and its subsidiaries corresponds to sales in Chilean pesos and 50% to income that is treated according to Technical Bulletin No. 64 of the Chilean Accountants Association because the sales are made abroad.

On December 10, 2001, the Company recognized a loss of TCH$109.010 on a forward agreement entered into to hedge the cash flow risk. This transaction was settled as of December 31, 2001.

During the fiscal year ending December 31, 2000, the Company recognized a profit of TCH$860.266 and TCH$591.371 on forward agreements contracted to hedge eventual exchange risk in the payment of debts in foreign currency. These transactions were settled on May 31 and November 21, 2000,

(b) Commodities Risk

The Company faces the risk of price fluctuations on the international sugar, carbonic gas, plastic bottles and other markets. Significant progress was made at the level of centralized purchasing through medium-term contracts in order to minimize and/or stabilize this risk during 2000. The company does not use any hedging instruments.